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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                         VioQuest Pharmaceuticals, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    17003P105
                                 --------------
                                 (CUSIP Number)

                               Lester E. Lipschutz
                    Wolf, Block, Schorr and Solis-Cohen, LLP
                1650 Arch Street, Philadelphia PA (215) 977-2046
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2005
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

                               (Page 1 of 7 Pages)


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CUSIP No. 17003P105                                            Page 2 of 7 Pages
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1. NAME OF REPORTING PERSON:   Lester E. Lipschutz
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /__/
                                                                      (b) /__/
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3. SEC USE ONLY
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4. SOURCE OF FUNDS -                                                        OO
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e) /__/
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6. CITIZENSHIP OR PLACE OF ORGANIZATION -                                U.S.A.
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NUMBER OF                  7.      SOLE VOTING POWER -               10,541,367
SHARES                    ------------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER -                      0
OWNED BY                  ------------------------------------------------------
EACH                       9.      SOLE DISPOSITIVE POWER -           6,228,451
REPORTING                 ------------------------------------------------------
PERSON WITH               10.      SHARED DISPOSITIVE POWER -                 0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -   10,541,367
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /X/
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -                  21.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON -                                               IN
--------------------------------------------------------------------------------



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CUSIP No. 17003P105                                            Page 3 of 7 Pages
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ITEM 1. SECURITY AND ISSUER

         This Schedule 13D is filed in connection with the beneficial ownership of the common stock, $.01 par value (the "Common Stock"), of VioQuest Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 7 Deer Park Drive, Suite E, Princeton Corporate Plaza, Monmouth Junction, NJ 08852. This statement constitutes the initial filing of a Schedule 13D with respect to the Common Stock beneficially owned by Lester E. Lipschutz.

ITEM 2. IDENTITY AND BACKGROUND

1.       (a)      Name of person filing: Lester E. Lipschutz

         (b) Business address: Wolf, Block, Schorr and Solis-Cohen, LLP, 1650 Arch Street, Philadelphia, PA 19103.

         (c)      Mr. Lipschutz's present principal occupation is an attorney.

         (d) Mr. Lipschutz has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Mr. Lipschutz has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Lipschutz serves as trustee of (i) the Rosenwald 2000 Family Trusts, (ii) the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust, and
(iii) the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust, and investment advisor of (i) the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust, and (ii) the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture (collectively, the "Trusts"). In his capacity as trustee or investment advisor of the Trusts, Mr. Lipschutz filed a Schedule 13G on December 17, 2004 reporting that as of that date he was the beneficial owner of 1,915,534 shares of Common Stock held by the Trusts. Pursuant to a merger transaction, described in Item 4, each of the Trusts obtained additional shares of Common Stock such that Mr. Lipschutz, in his capacity as trustee or investment advisor of the Trusts, may now be deemed the beneficial owner of 10,541,367 shares of Common Stock held by the Trusts.


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CUSIP No. 17003P105                                            Page 4 of 7 Pages
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ITEM 4. PURPOSE OF TRANSACTION

         Pursuant to an Agreement and Plan of Merger dated July 1, 2005 (the "Agreement"), completed by the Company on October 18, 2005, Greenwich Therapeutics, Inc. ("Greenwich"), a privately-held Delaware corporation, merged into a wholly-owned subsidiary of the Company (the "Merger"). In consideration for their shares of Greenwich capital stock and in accordance with the Agreement, the Greenwich stockholders received an aggregate of 17,128,790 shares of the Company's Common Stock and five-year warrants to purchase an aggregate of 4,000,000 shares of the Company's Common Stock at an exercise price of $1.41 per share. All of the warrants are immediately exercisable. One-half of the shares and warrants issued connection with the Merger are held in escrow and are to be released upon achievement of certain milestones relating to clinical compounds acquired by the Company in the Merger. The recipients of the securities held in escrow have sole voting power with respect to such securities.

         As a result of the Merger, (i) the Rosenwald 2000 Family Trusts, for which Mr. Lipschutz serves as trustee, obtained 3,991,010 shares of Common Stock and warrants to purchase an aggregate of 932,000 shares of Common Stock; (ii) the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust, for which Mr. Lipschutz serves as investment advisor, obtained 1,717,161 shares of Common Stock and warrants to purchase an aggregate of 401,000 shares of Common Stock; (iii) the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust, for which Mr. Lipschutz serves as a trustee, obtained 428,220 shares of Common Stock and warrants to purchase an aggregate of 100,000 shares of Common Stock; (iv) the Lindsay A. Rhode Island Irrevocable Indenture of Trust, for which Mr. Lipschutz serves as investment advisor, obtained 428,220 shares of Common Stock and warrants to purchase an aggregate of 100,000 shares of Common Stock; and (v) the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust, for Mr. Lipschutz serves as a trustee, obtained 428,220 shares of Common Stock and warrants to purchase an aggregate of 100,000 shares of Common Stock.

         Except as described above, at the present time, Mr. Lipschutz has no specific plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or an any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
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CUSIP No. 17003P105                                            Page 5 of 7 Pages
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         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Lipschutz may be deemed the beneficial owner of (i) 5,268,035 shares of Common Stock and warrants to purchase an aggregate of 932,000 shares of Common Stock owned by the Rosenwald 2000 Family Trusts, for which Mr. Lipschutz serves as the trustee; (ii) 1,929,998 shares of Common Stock and warrants to purchase an aggregate of 401,000 shares of Common Stock owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust for which Mr. Lipschutz is investment advisor; (iii) 641,057 shares of Common Stock and warrants to purchase an aggregate of 100,000 shares of Common Stock owned by the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust for which Mr. Lipschutz serves as a trustee; (iv) 428,220 shares of Common Stock and warrants to purchase an aggregate of 100,000 shares of Common Stock owned by the Lindsay
A. Rosenwald Rhode Island Irrevocable Indenture of Trust for which Mr. Lipschutz serves as investment advisor; and (v) 641,057 shares of Common Stock and warrants to purchase an aggregate of 100,000 shares of Common Stock owned by the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust for which Mr. Lipschutz serves as a trustee. Mr. Lipschutz disclaims beneficial ownership of such shares.

          (b) As trustee of (i) the Rosenwald 2000 Family Trusts, (ii) the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust, and (iii) the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust, and investment advisor of (i) the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust, and (ii) the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture, Mr. Lipschutz has (A) sole voting and dispositive power over 5,411,951 shares of the Company's Common Stock and warrants to purchase an aggregate of 816,500 shares of Common Stock and (B) sole voting power over 3,496,416 shares of the Company's common stock and warrants to purchase an aggregate of 816,500 shares of Common Stock, which securities are held in escrow pursuant to the terms of the Merger.

         (c) Not applicable.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company's Common Stock beneficially owned by Mr. Lipschutz.

         (e) Not applicable.

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CUSIP No. 17003P105                                            Page 6 of 7 Pages
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

         Except as described herein, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company to which Mr. Lipschutz is a party.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         Not Applicable.



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CUSIP No. 17003P105                                            Page 7 of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 26, 2005                          /s/ Lester E. Lipschutz
                                                 ------------------------
                                                     Lester E. Lipschutz